U.S. SECURITIES EXCHANGE COMMISSION
                               WASHINGTON, D.C.

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     INDUSTRIAL DATA SYSTEMS CORPORATION
                               (Name of Issuer)

                        COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                  456053107
                                (CUSIP Number)

                              WILLIAM A. COSKEY
                           600 CENTURY PLAZA DRIVE
                                 BUILDING 140
                          HOUSTON, TEXAS 77073-6016
                                (281) 821-3200
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)

                                MARCH 28, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

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
                              CUSIP NO. 456053107
(1)   Name of Reporting Person...............               William A. Coskey
        S.S. or IRS Identification No. of above person      ###-##-####

(2)   Check the appropriate box if a member of a group*     (a)
                                                            (b)

(3)    SEC use only..........................

(4)    Source of funds*......................               PF

(5)    Check if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e)......               Not Applicable

(6) Citizenship or place or organization..                  United States

Number of shares beneficially owned by
each reporting person with:

         (7)      Sole voting power..........               4,750,000

         (8)      Shared voting power........                     -

         (9)      Sole dispositive power.....               4,750,000

         (10)    Shared dispositive power...                      -

(11)  Aggregate amount beneficially owned by each
         reporting person....................               4,750,000

(12)  Check if the aggregate amount in row (11)             12,800 shares of
        excludes certain shares*                            common stock are
                                                            held by William A.
                                                            Coskey as Custodian
                                                            for Minor Children

(13)  Percent of class represented by amount in Row (11)    36.18%

(14) Type of reporting person *                             IN

ITEM 1.

      (a)   Name of Issuer:

            Industrial Data Systems Corporation

      (b)   Address of Issuer's Principal Executive Offices:

            600 Century Plaza Drive
            Building 140
            Houston, Texas 77073

      This statement relates to the Common Stock, $.001 par value per share of the Issuer.

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
ITEM 2.

      (a)   Name of Persons Filing:

            William A. Coskey

      (b)   Address of Principal Business Office or, if none, Residence:

            600 Century Plaza Drive
            Building 140
            Houston, Texas 77073

      (c)   Principal business or present principal occupation:

            Chairman of the Board, President and Chief Executive Officer.

      (d) Whether or not, during the last five years such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

            Not applicable.

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

            Not applicable.

      (f)   Citizenship:

            Mr. Coskey is a United States citizens.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The source of funds for the purchase of these shares were from personal funds. William A. Coskey was issued 4,750,000 shares in exchange for the consideration of fifty percent (50%) or 100,000 shares of Industrial Data Systems, Inc., a Texas corporation that was merged into Industrial Data Systems Corporation on August 1, 1994. The amount of 12,800 shares of common stock beneficially held by

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
            William A. Coskey as Custodian for minor children were purchased with personal funds through the Company's private placement offering on November 5, 1994.

            The consideration for the issuance of 4,750,000 shares of common stock to William A. Coskey was valued at $351,131.

            The consideration paid by William A. Coskey to purchase 12,800 shares that are beneficially held by William A. Coskey, as Custodian
            for Minor Children, was $3,840.                                  .

ITEM 4.     PURPOSE OF TRANSACTION

            This Form 13D is being submitted in accordance with regulatory compliance, following the submission of the Company's Form 10SB with the Securities and Exchange Commission on January 27, 1997.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)   Amount Beneficially Owned

            William A. Coskey beneficially owns 4,762,800 shares of the Company's common stock, of which 12,800 shares are held by Mr. Coskey as Custodian for Minor Children.

            William A. Coskey and Hulda L. Coskey are husband and wife. Hulda L. Coskey beneficially owns 4,750,000 shares of common stock, and through their beneficial ownership of the Company's common stock, are considered to be controlling persons.

      (b)   Percent of Class

            William A. Coskey             36.27%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  William A. Coskey       4,762,800

            (ii)  shared power to vote or to direct the vote

                  William A. Coskey       4,762,800

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
            (iii) sole power to dispose or to direct the disposition of

                  William A. Coskey       4,762,800

            (iv)  shared power to dispose or to direct the disposition of

                  William A. Coskey       4,762,800

      (d) Any transactions in the class of securities reported on that were effected during the past sixty days or since the filing of the most recent Schedule 13D:

            None.

      (e) Any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

            None.

      (f) State the date on which the reporting person(s) ceased to be the beneficial owner of more than five percent of the class of securities:

            Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE
            ISSUER

            Not Applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:April 7, 1997                  /s/ WILLIAM A. COSKEY
                                         William A. Coskey

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